

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2016

Michelle Epstein Taigman
Senior Vice President
Federal-Mogul Holdings Corporation
27300 West 11 Mile Road
Southfield, Michigan 48034

> **Re:**   **Federal-Mogul Holdings Corp.**
> **Schedule 14D-9 filed on September 26, 2016**
> **File No. 005-83475**
>
> **Schedule 13E-3 filed on September 26, 2016**
> **Filed by Federal-Mogul Holdings Corp., et al.**
> **File No. 005-83475**

Dear Ms. Epstein Taigman:

We have reviewed the above-captioned filings, and have the following comments. In some of our comments, we may ask to be provided with more information so that we may better understand the disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Schedule 14D-9.

Schedule 14D-9

Item 4. The Solicitation or Recommendation

Reasons for the Board's Recommendation, page 29

1.   All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Neither the discussion in this section nor the factors considered by, and the findings of, the Special Committee, which the Board

expressly adopts, appear to address the factors described in clause (ii)-(vi) and (viii) of Instruction 2 to Item 1014 and Item 1014(c). If the Board did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please expand the disclosure to include a statement of the basis for the belief as to fairness despite the absence of this safeguard.

Opinion of the Special Committee's Financial Advisor, page 29

2.   Please revise the disclosure statement to state, if true, that Houlihan Lokey has consented to the use of its materials for purposes of public disclosure in the Schedule 14D-9.

Certain Company Forecasts, page 37

3.   Please disclose the assumptions underlying the projections.

4.   We note your disclosure on page 38 that you undertake no obligation to update the financial projections. We remind you of your obligations under Exchange Act Rule 13e-3(e)(2) and 13e-3(f)(1)(iii). Please revise accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer López, Attorney Adviser at (202) 551-3792 or me at (202) 551-3444 with any questions regarding our comments.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions

cc: Bruce A. Toth, Esq.
        Winston & Straw, LLP